Resolution Relating to Woori Bank’s Dividend Payment

On February 22, 2013, the Board of Directors of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., passed a resolution recommending a cash dividend of KRW 169 per common share (which has been revised from the amount recommended by the Board of Directors of Woori Bank in its resolution on February 6, 2013) and KRW 800 per class share.

Key Details

(Unit: in KRW)

Items	FY 2012
Dividend per common share	169

Dividend per class share	800

Total dividend amount	173,306,096,299

• The record date is December 31, 2012.
- The dividend is expected be paid within one month from the date of approval at the annual general meeting of shareholders of Woori Bank.
- The above details are subject to change pending approval at the annual general meeting of shareholders of Woori Bank.